Rec'd 8/1/02

VF 9-19-02

02053279

S[illegible]ES
[illegible]E COMMISSION
[illegible], D.C. 20549

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SEC FILE NUMBER
8- 50260

RCVD SEC FW MAR01'02 12:04

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2001 (MM/DD/YY) AND ENDING 12/31/2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

De Bellas & Co. Capital, LP

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5051 Westheimer, Suite 725
(No. and Street)

RECD S.E.C.
AUG 0 1 2002
536

Houston (City) Texas (State) 77056 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard G. Wilson, Jr. (713) 961-1777
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mann Frankfort Stein & Lipp CPAs, L.L.P.
(Name — *if individual, state last, first, middle name*)

12 Greenway Plaza, Suite 800 (Address) Houston (City) Texas (State) 77046 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 2 0 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

VF 9-19-02

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays [illegible]

OATH OR AFFIRMATION

I, Richard G. Wilson, Jr. ______, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

De Bellas & Co. Capital, LP ______, as of

December 31, ______, 19 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Richard G. Wilson
Signature

Registered Principal
Title

Ellen T. Sedita
Notary Public

ELLEN T. SEDITA
Notary Public, State of Texas
My Commission Expires 07-10-2004

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DE BELLAS & CO. CAPITAL, LP

FINANCIAL STATEMENTS

DECEMBER 31, 2001

DE BELLAS & CO. CAPITAL, LP
FINANCIAL STATEMENTS
DECEMBER 31, 2001

CONTENTS

MANN
FRANKFORT
STEIN &
LIPP
Certified Public Accountants
A Limited Liability Partnership

12 Greenway Plaza, Suite 1202
Houston, Texas 77046-1289
(713) 561-6500
FAX: (713) 968-7128

Independent Auditors' Report

The Partners
De Bellas & Co. Capital, LP

We have audited the accompanying statement of financial condition of De Bellas & Co. Capital, LP (a Texas limited partnership) as of December 31, 2001, and the related statements of operations, changes in partners' capital and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

As described in Note D to the financial statements, the Partnership had certain transactions and relationships with an affiliate. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions from wholly unrelated partners.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of De Bellas & Co. Capital, LP as of December 31, 2001, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying information included in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Mann Frankfort Stein & Lipp CPAs, L.L.P.

Houston, Texas
February 15, 2002

DE BELLAS & CO. CAPITAL, LP
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS		
Cash and cash equivalents	$	39,432
Note and accrued interest receivable from affiliate		273,819
TOTAL ASSETS	$	313,251
LIABILITIES AND PARTNERS' CAPITAL		
LIABILITIES	$	-
PARTNERS' CAPITAL		313,251
TOTAL LIABILITIES AND PARTNERS' CAPITAL	$	313,251

See notes to financial statements.

DE BELLAS & CO. CAPITAL, LP
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2001

REVENUES	
Fee income	$ 172,481
Interest	26,157
TOTAL REVENUES	198,638
EXPENSES	
Management fees	730,500
Registration and regulatory fees	461
TOTAL EXPENSES	730,961
NET LOSS	$ (532,323)

See notes to financial statements.

INFORMATION ON THIS PAGE IS CONSIDERED CONFIDENTIAL.

DE BELLAS & CO. CAPITAL, LP
STATEMENT OF CHANGES IN PARTNERS' CAPITAL
YEAR ENDED DECEMBER 31, 2001

	1% General Partner	99% Limited Partner	Total
Balance at January 1, 2001	$ 8,456	$ 837,118	$ 845,574
Net loss	(5,323)	(527,000)	(532,323)
Balance at December 31, 2001	$ 3,133	$ 310,118	$ 313,251

See notes to financial statements.

INFORMATION ON THIS PAGE IS CONSIDERED CONFIDENTIAL.

DE BELLAS & CO. CAPITAL, LP
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$	(532,323)
Adjustments to reconcile net income to net cash provided by operating activities:		
Management fees reducing note receivable from affiliate		509,500
Increase in accrued interest receivable from affiliate		(25,675)
NET CASH USED IN OPERATING ACTIVITIES		(48,498)
CASH FLOWS FROM INVESTING ACTIVITIES		
Payments received on note receivable from affiliate		25,000
TOTAL CASH FLOWS PROVIDED BY INVESTING ACTIVITIES		25,000
NET DECREASE IN CASH AND CASH EQUIVALENTS		(23,498)
CASH AND CASH EQUIVALENTS, beginning of year		62,930
CASH AND CASH EQUIVALENTS, end of year	$	39,432

See notes to financial statements.

INFORMATION ON THIS PAGE IS CONSIDERED CONFIDENTIAL.

NOTE A - NATURE OF OPERATIONS

De Bellas & Co. Capital, LP (the "Partnership"), a Texas limited partnership, is a broker-dealer registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. The Partnership was formed in July 1999 and merged with and succeeded to the business of De Bellas & Company Capital, LLC (DCC), a registered broker-dealer, on August 1, 1999.

NOTE B - SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents: For purposes of the statement of cash flows, cash and cash equivalents consist of highly liquid investments with original maturities of three months or less.

Revenue and Expense: Revenues and related expenses are recorded as earned or incurred, respectively.

Income Taxes: Income taxes or credits resulting from earnings or losses are payable by or accrue to the benefit of the partners and are not included in the accompanying financial statements.

Allocation of Income or Loss: Net income of the Partnership is allocated to the partners in accordance with the Partnership Agreement.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

NOTE C - NET CAPITAL REQUIREMENTS

The Partnership is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001, the Partnership had net capital of $39,306 which was $34,306 in excess of its required net capital of $5,000. The Partnership had no aggregate indebtedness at December 31, 2001.

NOTE D - RELATED PARTY TRANSACTIONS

The Partnership is the holder of an unsecured note plus accrued interest in the amount of $273,819 from an affiliate at December 31, 2001. The note bears interest at 5.06% and is due on demand.

The Partnership has entered into a management agreement with an affiliate. Under the agreement, the affiliate provides management, legal, accounting and other professional services to the Partnership. The affiliate also pays all overhead expenses, as defined. The management fee is payable monthly in advance, and can be changed by the affiliate upon 30 days notice. Management fee expense for the year ended December 31, 2001 was $730,500. Future management fees may be offset against the note receivable from the affiliate.

SUPPLEMENTAL INFORMATION PURSUANT TO RULE 17a-5 OF THE SECURITIES EXCHANGE ACT OF 1934

DE BELLAS & CO. CAPITAL, LP
SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2001

NET CAPITAL		
Total partners' capital		$ 313,251
Less non-allowable assets:		
Note and accrued interest receivable from affiliate	$ 273,819	
Total non-allowable assets		273,819
Net capital before haircuts on securities position		39,432
Haircuts on securities		126
Net capital		39,306
Minimum net capital required to be maintained (the greater of $5,000 or 1/15th of aggregate indebtedness)		5,000
Net capital in excess of minimum requirements		$ 34,306
AGGREGATE INDEBTEDNESS		$ -
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		N/A

NOTE: There is no difference between the above computation and the Partnership's computation of net capital as reported in the Partnership's Part II of Form X-17A-5 as of December 31, 2001.

See Independent Auditors' Report.

DE BELLAS & CO. CAPITAL, LP
SCHEDULE II - INFORMATION RELATED TO EXEMPTION FROM 15c3-3
DECEMBER 31, 2001

The Company is exempt from the possession, control and reserve requirements pursuant to paragraph k(2)(I) of Rule 15c3-3.

See Independent Auditors' Report.

DE BELLAS & CO. CAPITAL, LP

INDEPENDENT AUDITORS' SUPPLEMENTARY REPORT ON INTERNAL CONTROL

DECEMBER 31, 2001

MANN
FRANKFORT
STEIN &
LIPP
Certified Public Accountants
A Limited Liability Partnership

12 Greenway Plaza, Suite 1202
Houston, Texas 77046-1289
(713) 561-6500
FAX: (713) 968-7128

Independent Auditors' Report on Internal Accounting Control
Required by SEC Rule 17a-5 of the
Securities Exchange Act of 1934

The Partners
De Bellas & Co. Capital, LP

In planning and performing our audit of the financial statements and supplementary schedules of De Bellas & Co. Capital, LP (the "Partnership") for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Partnership including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Partnership in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the use of the Partners, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Mann Frankfort Stein & Lipp CPAs, L.L.P.

Houston, Texas
February 15, 2002